October 9, 2012

Via EDGAR

Justin Dobbie, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tower International, Inc. (the “Company”)
Amendment No. 1 to the Registration Statement on Form S-3
File No. 333-183117

Dear Mr. Dobbie:

We are submitting via EDGAR the following responses to the comment letter dated October 4, 2012 to Mr. James Gouin from the Staff of the Division of Corporation Finance in connection with the Company’s Registration Statement on Form S-3 (File No. 333-183117) filed on August 7, 2012.

To assist your review, we have retyped the text of the Staff’s comment (in italics) above our response.

Plan of Distribution, page 8

1.	Please disclose that the selling stockholder may be deemed an underwriter for this offering.

Response:

We have added this disclosure to the Plan of Distribution on Page 8, as requested.

In addition, we confirm that counsel has removed the penultimate paragraph on page 2 of its opinion, which has been re-filed as Exhibit 5.1.

We acknowledge that:

•	Should the Commission or the Staff declare the registration statement effective, such declaration does not foreclose the Commission from taking any action with respect to the registration statement;

•	The Commission’s or Staff’s declaration of effectiveness does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me (248-675-6000) or our outside counsel, D. Richard McDonald (248-203-0859), if you have any questions or wish to discuss our responses to the Staff’s comment letter.

Very truly yours,

/s/ James C. Gouin

Executive Vice President and Chief Financial Officer

cc:	Tonya K. Aldave
Nanette Dudek
D. Richard McDonald, Esq.